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                            November 25, 2020

       Jan Goetgeluk
       Chief Executive Officer
       Virtuix Holdings Inc.
       1826 Kramer Lane, Suite H
       Austin, TX 78758

                                                        Re: Virtuix Holdings
Inc.
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 12,
2020
                                                            File No. 024-11309

       Dear Mr. Goetgeluk:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Plan of Distribution and Selling Securityholders
       Direct Investment     Plan of Distribution, page 18

   1. Please disclose by what means the investor can execute and deliver the signature page of the subscription
agreement to the company.
 Jan Goetgeluk
Virtuix Holdings Inc.
November 25, 2020
Page 2
Exhibits

2. Please revise the subscription agreement for a direct investment, filed as Exhibit 4.2, so that it reflects the procedures for purchasing directly from the company. For example, the subscription procedures appear to contemplate making the investment through the
      SeedInvest platform. There is also no signature page to the subscription agreement.
General

3. Please clarify throughout the offering circular that only investments made by investors through SeedInvest will count toward the minimum required investment amount.
      Disclose how the company will treat direct investments received before the minimum investment amount is reached, including whether investors who directly invest before the minimum amount is reached will be entitled to the early bird bonus as part of the perks.
      Also disclose how the company will inform investors that the minimum amount has been reached.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameJan Goetgeluk
                                                           Division of
Corporation Finance
Comapany NameVirtuix Holdings Inc.
                                                           Office of Technology
November 25, 2020 Page 2
cc:       Andrew Stephenson
FirstName LastName